26 Capital Acquisition Corp.

701 Brickell Avenue, Suite 1550

Miami, Florida 33131

VIA EDGAR

September 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	William Demarest

Re: 26 Capital Acquisition Corp.

Form 8-K filed August 11, 2023

File No. 001-39900

Dear Mr. Demarest,

26 Capital Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s responses to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 14, 2023, regarding the Current Report on Form 8-K (the “Form 8-K”) submitted to the Commission on August 11, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. In response to the Staff’s comment, the Company is submitting via Edgar an amendment to the Form 8-K (the “Amendment”) with this response letter.

Item 4.02 Non-Reliance on Previously Issued Financial Statements, page 1

1.

Please revise your disclosure to a brief description of the facts underlying the conclusion regarding the non-reliance in accordance with Item 4.02(a)(2). Your revised disclosure should describe the accounting error that you identified and its effects on your financial statements.

Response: In response to the Staff’s comment, we have revised our disclosures under Item 4.02 of the Amendment.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact our counsel, Jonathan Deblinger, jdeblinger@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jason Ader
Jason Ader, Chief Executive Officer
26 Capital Acquisition Corp.

cc:	Jonathan Deblinger, Esq.
Ellenoff Grossman & Schole LLP